SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 25, 2008

___________

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

___________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 25, 2008, announcing that STMicroelectronics has completed the acquisition of Genesis Microchip.

STMicroelectronics Completes Acquisition of Genesis Microchip

Acquisition strengthens STMicroelectronics’ position as

a semiconductor technology leader in the consumer electronics market

Geneva, Switzerland, January 25, 2008 – STMicroelectronics (NYSE:STM) today announced that it has performed all necessary steps to complete its acquisition of Genesis Microchip Inc. and has therefore concluded the acquisition.

Through this acquisition, STMicroelectronics expects to expand its leadership in the $1.5 billion digital TV market, one of the fastest growing segments in consumer semiconductors. Genesis Microchip will enhance STMicroelectronics’ technological capabilities for the transition to fully digital solutions in this segment and strengthen its product and intellectual-property portfolio.

“STMicroelectronics is a leader in digital consumer technologies, with a strong position in set-top box compression and decompression technologies and “front end” processing technologies in digital TV. Genesis is a leader in “back-end” image and video processing and digital interconnect technologies,” said Philippe Lambinet, Corporate Vice President and General Manager of STMicroelectronics’ Home Entertainment & Displays Group. “Now that we have combined the two companies, ST will have the products, technology, IP and expertise to offer best-in-class integrated DTV solutions that our customers are increasingly demanding.”

Genesis will be integrated into STMicroelectronics’ Home Entertainment & Displays Group. Elias Antoun, the Chief Executive Officer of Genesis, has joined STMicroelectronics and will lead STMicroelectronics’ television and display initiatives, reporting to Philippe Lambinet.

On January 24, 2008, STMicroelectronics completed its tender offer for Genesis, following the expiration of the subsequent offering period, which STMicroelectronics had previously extended. According to Mellon Investor Services LLC, the depositary for the tender offer, as of the expiration of the subsequent offering period, a total of approximately 34.2 million shares of Genesis common stock, representing approximately 89.1% of the outstanding common stock of Genesis, had been tendered to STMicroelectronics. Also, on January 24, 2008, STMicroelectronics exercised its right under the merger agreement to purchase from Genesis at a price per share of $8.65 the number of newly issued shares of Genesis necessary for STMicroelectronics to control more than 90.0% of the outstanding shares of Genesis.

Earlier today, on January 25, 2008, STMicroelectronics completed its acquisition of Genesis through a merger in which all shares of common stock of Genesis not validly tendered and purchased in the tender offer were converted into the right to receive $8.65 per share in cash, without interest and subject to applicable tax withholding. As a result of the merger, on January 25, 2008, Genesis became a wholly owned subsidiary of STMicroelectronics and the shares of Genesis were withdrawn from trading on the Nasdaq Global Market.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. Further information on ST can be found at www.st.com.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on STMicroelectronics’ management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•

future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by STMicroelectronics’ products;

•	pricing pressures, losses or curtailments of purchases from key customers all of which are highly variable and difficult to predict;
•	the financial impact of obsolete or excess inventories if actual demand differs from STMicroelectronics’ anticipations;
•	the impact of intellectual property claims by STMicroelectronics’ competitors or other third parties, and STMicroelectronics’ ability to obtain required licenses on reasonable terms and conditions;
•	changes in the exchange rates between the US dollar and the Euro and between the U.S. dollar and the currencies of the other major countries in which STMicroelectronics has operating infrastructure;
•

STMicroelectronics’ ability to manage in an intensely competitive and cyclical industry, where a high percentage of its costs are fixed and difficult to reduce in the short term, including its ability to adequately utilize and operate its manufacturing facilities at sufficient levels to cover fixed operating costs;

•

STMicroelectronics’ ability to close, as currently planned and scheduled, its agreement with Intel and Francisco Partners concerning the creation of a new independent Flash memory company to be named “Numonyx” if the financial, business or other conditions to Closing as contractually provided are not met; and the estimated losses posted so far, in relation to its Flash memory business, may materially change at Closing as a result of developments in the Flash memory business;

•

STMicroelectronics’ ability in an intensively competitive environment, to secure customer acceptance and to achieve its pricing expectations for high-volume supplies of new products in whose development STMicroelectronics has been, or is currently, investing;

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the attainment of anticipated benefits of research and development alliances and cooperative activities, as well as the uncertainties concerning the modalities, conditions and financial impact beyond 2007 of future R&D activities in Crolles2;

•	the ability of STMicroelectronics’ suppliers to meet its demands for supplies and materials and to offer competitive pricing;
•

significant differences in the gross margins STMicroelectronics achieves compared to expectations, based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets (including manufacturing, assembly/test and intangible assets) and the timing and execution of STMicroelectronics’ manufacturing investment plans and associated costs, including start-up costs;

•

changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which STMicroelectronics, its key customers and its suppliers, operate;

•

changes in STMicroelectronics’ overall tax position as a result of changes in tax laws or the outcome of tax audits, and its ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of litigation;
•	the results of actions by STMicroelectronics’ competitors, including new product offerings and its ability to react thereto; and
•	the anticipated impact of the acquisition of Genesis on STMicroelectronics’ operations and financial results.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of STMicroelectronics’ business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “may”, “will”,

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“should”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or by discussions of strategy, plans or intentions. Some of the risk factors STMicroelectronics faces are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in STMicroelectronics’ Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the SEC on March 14, 2007. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. STMicroelectronics does not intend, and does not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in STMicroelectronics’ SEC filings, including its Form 20-F, could have a material adverse effect on STMicroelectronics’ results of operations or financial condition.

For further information please contact:

For further information, please contact:

INVESTOR RELATIONS:

Stanley March

Group Vice President, Investor Relations

Tel: +1.212.821.89.39

Fax: +1.212.821.89.23

stan.march@st.com

MEDIA RELATIONS:

Maria Grazia Prestini

Senior Director, Corporate Media and Public Relations

STMicroelectronics

Tel: + 41 22 929 6945

mariagrazia.prestini@st.com

INVESTOR AND MEDIA RELATIONS

Pamela Goncalves

Sr. Director of Investor and Corporate Communications

Genesis Microchip Inc.

(408) 919-8539

Pamela.goncalves@gnss.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 25, 2008		By:	/s/ CARLO FERRO

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer